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                            June 8, 2023

       Paul Abbott
       Chief Executive Officer
       Global Business Travel Group, Inc.
       666 3rd Avenue, 4th Floor
       New York, NY 10017

                                                        Re: Global Business
Travel Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 1, 2023
                                                            File No. 333-272339

       Dear Paul Abbott:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Claudia
Rios, Staff Attorney, at (202) 551-8770 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation
       cc:                                              Annabelle Gardere, Esq.
of Skadden, Arps, et al.